6 December 2005

RECEIVED
2005 DEC 20 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BI-BI

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) 3Q05 Results & Slides
2) Joint Venture and Incorporation of New Subsidiary

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

05013418

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
DEC 2 1 2005
THOMSON
FINANCIAL

12/21

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax : 65-62211588 Co. Reg. No. 199507660Z
Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257
Fax : 86-21-64466771

RECEIVED

2005 DEC 20 P 2 02

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	18-Nov-2005 17:52:45
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	JOINT VENTURE AND INCORPORATION OF NEW SUBSIDIARY
Description	SEE ATTACHED

Attachments:

WWH_FILE.pdf
Total size = **12K**
(2048K size limit recommended)

Close Window

WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

JOINT VENTURE WITH IZUMI SEIKA CO., LTD AND MITSUI & CO., LTD AND THE INCORPORATION OF HEFEI QUANJING WANT FOODS CO., LTD

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that it has entered into a joint venture agreement with Izumi Seika Co., Ltd and Mitsui & Co., Ltd for the incorporation of a joint venture company in the People's Republic of China known as "Hefei Quanjing Want Foods Co., Ltd" ("HQWFCL"), with the following equity holdings:

Want Want Holdings Ltd	75%
Izumi Seika Co., Ltd	20%
Mitsui & Co., Ltd	5%

HQWFCL has a registered capital of US$3 million and its principal activities include processing and sales of baked products.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 18/11/2005 to the SGX

Print this page

Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

RECEIVED
2005 DEC 20 P 2 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	14-Nov-2005 18:40:58
Announcement No.	00122

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-09-2005

Attachments:

Results-3Q05.pdf
Slides-3Q05.pdf
Total size = **195K**
(2048K size limit recommended)

Close Window

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the Third Quarter Ended 30 September 2005:

Group	Third Quarter 2005 US$'000	Third Quarter 2004 US$'000	Increase/ (decrease) %	First Nine Months 2005 US$'000	First Nine Months 2004 US$'000	Increase/ (decrease) %
Revenue	164,660	133,715	23.1	479,096	385,679	24.2
Cost of sales	(99,424)	(82,780)	20.1	(293,269)	(237,702)	23.4
Gross profit	65,236	50,935	28.1	185,827	147,977	25.6
Other operating income	2,899	3,590	(19.2)	6,646	9,486	(29.9)
Discount on acquisition of new subsidiaries	31	-	n.m.	4,863	-	n.m.
Discount on acquisition of equity in subsidiary	-	-	n.m.	264	-	n.m.
Foreign currencies exchange adjustment gain/(loss)	776	(21)	n.m.	454	(36)	n.m.
Distribution and selling costs	(20,765)	(18,665)	11.3	(63,059)	(57,627)	9.4
Administrative expenses	(15,971)	(13,461)	18.6	(46,037)	(36,170)	27.3
Other operating expenses	(1,774)	(2,883)	(38.5)	(5,320)	(5,318)	0.0
Finance costs	(1,017)	(442)	130.1	(2,585)	(1,087)	137.8
Share of results of associates	(15)	141	n.m.	60	197	(69.5)
Profit before income tax	29,400	19,194	53.2	81,113	57,422	41.3
Income tax expense	(2,572)	(2,020)	27.3	(7,284)	(5,543)	31.4
Profit for the period	26,828	17,174	56.2	73,829	51,879	42.3
Attributable to:						
Equity holders of the parent	27,097	17,358	56.1	74,280	52,382	41.8
Minority interest	(269)	(184)	46.2	(451)	(503)	(10.3)
	26,828	17,174	56.2	73,829	51,879	42.3

1(a)(ii) Additional Information

Group	Third Quarter 2005 US$'000	Third Quarter 2004 US$'000	Increase/ (decrease) %	First Nine Months 2005 US$'000	First Nine Months 2004 US$'000	Increase/ (decrease) %
(Loss)/Gain on disposal of trading investment	(35)	(32)	9.4	128	72	77.8
Interest income	515	440	17.0	1,411	1,309	7.8
(Provision)/Reversal for diminution in value of investment	(20)	-	n.m.	(51)	60	n.m.
Depreciation and amortisation	(9,507)	(7,505)	26.7	(27,491)	(24,092)	14.1
Under provision of tax in respect of prior years	(129)	(128)	0.8	(284)	(844)	(66.4)
Loss on disposal of plant and equipment	(184)	(40)	360.0	(524)	(407)	28.7
Plant and equipment written off	(186)	(56)	232.1	(618)	(314)	96.8

1(a)(iii) Analysis of sales

Group	Turnover Third Quarter 2005	Turnover Third Quarter 2004	Increase/ (decrease)	Profit Before Tax Third Quarter 2005	Profit Before Tax Third Quarter 2004	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	140,532	111,040	26.6	25,204	14,474	74.1
Taiwan	14,005	12,394	13.0	2,766	3,431	(19.4)
Others	10,123	10,281	(1.5)	1,430	1,289	10.9
Total	164,660	133,715	23.1	29,400	19,194	53.2
By Activity						
Rice Crackers	58,622	55,879	4.9	8,317	3,952	110.5
Other Snacks	49,579	38,242	29.6	10,869	7,214	50.7
Beverages	51,125	34,632	47.6	12,310	9,808	25.5
Others	5,334	4,962	7.5	(2,096)	(1,780)	17.8
Total	164,660	133,715	23.1	29,400	19,194	53.2

Group	Turnover First Nine Months 2005	Turnover First Nine Months 2004	Increase/ (decrease)	Profit Before Tax First Nine Months 2005	Profit Before Tax First Nine Months 2004	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	416,305	329,328	26.4	71,509	49,499	44.5
Taiwan	33,095	26,964	22.7	5,294	5,050	4.8
Others	29,696	29,387	1.1	4,310	2,873	50.0
Total	479,096	385,679	24.2	81,113	57,422	41.3
By Activity						
Rice Crackers	170,531	152,467	11.8	17,467	8,711	100.5
Other Snacks	149,535	119,147	25.5	32,261	25,375	27.1
Beverages	143,552	101,290	41.7	31,269	25,883	20.8
Others	15,478	12,775	21.2	116	(2,547)	n.m
Total	479,096	385,679	24.2	81,113	57,422	41.3

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	30.09.2005	31.12.2004	30.09.2005	31.12.2004
	US$'000	US$'000	US$'000	US$'000
ASSETS				
Current assets:				
Cash and bank balances	158,787	144,285	2,339	138
Inventories	100,344	103,026	-	-
Trade receivables	38,644	43,744	-	-
Subsidiaries and associates	1,902	1,884	-	68,353
Trading investments	1,145	3,213	-	-
Other receivables and prepayments	23,876	58,039	903	29
Development properties Note 1	56,795	19,260	-	-
Total current assets	381,493	373,451	3,242	68,520
Non-current assets:				
Investment in subsidiaries	-	-	551,663	458,953
Investment in associates	561	519	-	-
Available for sale financial assets	1,647	1,576	830	830
Property, plant and equipment Note 2	465,860	348,603	5,134	5,224
Deferred expenditure	1,015	1,138	-	-
Other intangible assets	147	152	147	152
Goodwill	393	-	-	-
Total non-current assets	469,623	351,988	557,774	465,159
Total assets	851,116	725,439	561,016	533,679
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	98,456	93,197	602	327
Due to subsidiaries and associates	-	-	63,869	-
Short-term bank loans	7,833	19,864	-	-
Income tax payable	2,624	2,151	1	2
Total current liabilities	108,913	115,212	64,472	329
Non-current liabilities:				
Long-term bank loans Note 3	142,048	55,000	-	-
Equity attributable to equity holders of the parent:				
Issued capital	128,884	128,884	128,884	128,884
Share premium	82,846	82,846	82,846	82,846
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	601	601	601	601
Capital reserve - others	23,451	20,218	-	-
Currency realignment reserve	8,222	(2,645)	-	-
Accumulated profits	334,260	263,617	284,213	282,354
Proposed dividend	-	38,665	-	38,665
Legal reserves	8,549	8,145	-	-
	591,475	544,993	496,544	533,350
Minority interest	8,680	10,234	-	-
Total equity	600,155	555,227	496,544	533,350
Total liabilities and equity	851,116	725,439	561,016	533,679

Notes to the balance sheet

1. Development properties increased by US$37.5 million due mainly to the acquisition of lands for Huaian/ Lianyungang/ Xuzhou and Shanghai Sun-Want property projects which have been announced

2. Property, plant & equipment increased by US$117.3 million due mainly to the addition of assets from the acquisition of Qianhe Hotel in 1st quarter 2005, purchases of hospital equipment, addition of new production lines and new factories

3. Long-term bank loans increased by US$87 million due mainly to the additional loan taken up for working capital and hospital operation

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/09/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	7,833	0	19,864

Amount repayable after one year

As at 30/09/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
US$'000	US$'000	US$'000	US$'000
0	142,048	0	55,000

Details of any collateral

Not Applicable

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Third Quarter 2005 US$'000	Third Quarter 2004 US$'000	First Nine Months 2005 US$'000	First Nine Months 2004 US$'000
Cash flows from operating activities:				
Profit before share of results of associates	29,415	19,053	81,053	57,225
Add items not requiring cash:				
Depreciation expense	9,455	7,457	27,337	23,951
Amortisation of deferred expenditure	50	46	149	136
Amortisation of intangible assets	2	2	5	5
Amortisation of negative goodwill	-	(35)	-	(93)
Discount on acquisition of new subsidiaries	(31)	-	(4,863)	-
Discount on acquisition of equity in subsidiary	-	-	(264)	-
Loss/(Gain) on disposal of trading investments	35	32	(128)	(72)
Loss on disposal of plant and equipment	184	40	524	407
Plant and equipment written off	186	56	618	314
Provision/(Reversal) for diminution in value of investment	20	-	51	(60)
Interest expense	1,017	442	2,585	1,087
Interest income	(515)	(440)	(1,411)	(1,309)
Cash flows provided by operations before changes in working capital	39,818	26,653	105,656	81,591
Inventories	(7,374)	(1,124)	2,764	(5,235)
Trade receivables	(9,509)	(11,764)	5,269	1,904
Related companies and associates	218	235	(18)	(295)
Other receivables and prepayments	24,029	(7,218)	23,713	(31,490)
Trade payables	(4,076)	25,601	(14,889)	8,457
Cash generated from operations	43,106	32,383	122,495	54,932
Interest paid	(1,017)	(442)	(2,585)	(1,087)
Interest received	515	440	1,496	1,348
Income tax paid	(2,160)	(888)	(6,811)	(6,084)
Net cash from operating activities	40,444	31,493	114,595	49,109
Cash flows from investing activities:				
Purchase of property, plant and equipment	(24,627)	(13,769)	(60,726)	(28,974)
Purchase of plant and equipment for hospital	(6,819)	(3,640)	(34,151)	(8,749)
Proceeds from disposal of plant and equipment	86	43	206	268
Other receivables and prepayments	-	-	20,938	-
Acquisition of subsidiaries	(668)	-	(28,329)	-
Development properties	(28,064)	8	(37,535)	(226)
Deferred expenditure	(3)	(30)	(21)	(41)
Disposal less purchase of trading investments	2,705	546	2,196	17,755
Net cash used in investing activities	(57,390)	(16,842)	(137,422)	(19,967)
Cash flows from financing activities:				
Increase/(Decrease) in bank loans	1,547	(2,058)	73,780	7,076
Payment to minority shareholders	-	-	(1,443)	(339)
Shares bought-back	-	-	-	(3,147)
Shares issued on exercise of warrants	-	869	-	8,873
Dividend paid	-	-	(38,665)	(44,912)
Net cash from (used in) financing activities	1,547	(1,189)	33,672	(32,449)
Net effect of exchange rate changes in consolidating subsidiaries	4,464	(511)	3,657	(14)
(Decrease)/Increase in cash and cash equivalents	(10,935)	12,951	14,502	(3,321)
Cash and cash equivalents at beginning of period	169,722	139,891	144,285	156,163
Cash and cash equivalents at end of period	158,787	152,842	158,787	152,842

	Third Quarter		First Nine Months	
	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000
Notes to the consolidated cash flow statement				
A. Summary of the effects of acquisition of subsidiaries				
Cash	6	-	260	-
Other current assets	274	-	10,824	-
Current liabilities	(506)	-	(20,148)	-
Net current liabilities	(226)	-	(9,064)	-
Non-current assets	1,044	-	43,834	-
Non-current liabilities	(32)	-	(1,237)	-
NTA at time of acquisition	786	-	33,533	-
Currency Realignment	(81)	-	(81)	-
Discount on acquisition of new subsidiaries	(31)	-	(4,863)	-
Amount paid	674	-	28,589	-
Cash of acquired subsidiaries	(6)	-	(260)	-
Net cash outflow on acquisition of subsidiaries	**668**	-	**28,329**	-

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	<---- Attributable to equity holders of the parent ---->												
	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000	Minority Interest US$'000	Total Equity US$'000
Group													
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**4,662**	**309**	**18,251**	**(7,241)**	**235,298**	**44,577**	**6,862**	**503,328**	**11,137**	**514,465**
Currency translation differences	-	-	-	-	-	-	1,158	-	-	-	1,158	1	1,159
Profit attributable to shareholders	-	-	-	-	-	-	-	21,186	-	-	21,186	(154)	21,032
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	-	(252)	(252)
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	-	-	-	-	3,971	-	3,971
Balance at 31 Mar 2004	**127,994**	**76,286**	**301**	**4,662**	**309**	**18,251**	**(6,083)**	**256,484**	**44,577**	**6,862**	**529,643**	**10,732**	**540,375**
Currency translation differences	-	-	-	-	-	-	265	-	-	-	265	23	288
Profit attributable to shareholders	-	-	-	-	-	-	-	13,838	-	-	13,838	(165)	13,673
Dividend paid	-	-	-	-	-	-	-	-	(44,912)	-	(44,912)	(103)	(45,015)
Underprovision of dividend	-	-	-	-	-	-	-	(335)	335	-	-	-	-
2,921,000 ordinary shares at par value US$0.10 each acquired under the shares buy-back mandate and cancelled	(292)	-	-	-	292	-	-	(3,147)	-	-	(3,147)	-	(3,147)
6,400,621 ordinary shares at par value US$0.10 each issued on exercise of warrants	640	3,553	(160)	-	-	-	-	-	-	-	4,033	-	4,033
Transfers	-	-	-	-	-	413	-	(823)	-	410	-	-	-
Balance at 30 Jun 2004	**128,342**	**79,839**	**141**	**4,662**	**601**	**18,664**	**(5,818)**	**266,017**	**-**	**7,272**	**499,720**	**10,487**	**510,207**
Currency translation differences	-	-	-	-	-	-	(1,510)	-	-	-	(1,510)	(6)	(1,516)
Profit attributable to shareholders	-	-	-	-	-	-	-	17,358	-	-	17,358	(186)	17,172
1,379,676 ordinary shares at par value US$0.10 each issued on exercise of warrants	138	765	(34)	-	-	-	-	-	-	-	869	-	869
Transfers	-	-	-	-	-	1,471	-	(1,648)	-	177	-	-	-
Balance at 30 Sep 2004	**128,480**	**80,604**	**107**	**4,662**	**601**	**20,135**	**(7,328)**	**281,727**	**-**	**7,449**	**516,437**	**10,295**	**526,732**
Balance at 1 Jan 2005													
- As previously reported	**128,884**	**82,846**	**-**	**4,662**	**601**	**20,218**	**(2,645)**	**262,592**	**38,665**	**8,145**	**543,968**	**10,234**	**554,202**
Effect of adopting FRS 103 (Revised 2004)	-	-	-	-	-	-	-	1,025	-	-	1,025	-	1,025
- As restated	**128,884**	**82,846**	**-**	**4,662**	**601**	**20,218**	**(2,645)**	**263,617**	**38,665**	**8,145**	**544,993**	**10,234**	**555,227**
Profit attributable to shareholders	-	-	-	-	-	-	-	28,844	-	-	28,844	(78)	28,766
Currency translation differences	-	-	-	-	-	-	(1,069)	-	-	-	(1,069)	(37)	(1,106)
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	-	(416)	(416)
Transfers	-	-	-	-	-	-	-	(329)	-	329	-	-	-
Balance at 31 Mar 2005	**128,884**	**82,846**	**-**	**4,662**	**601**	**20,218**	**(3,714)**	**292,132**	**38,665**	**8,474**	**572,768**	**9,703**	**582,471**
Profit attributable to shareholders	-	-	-	-	-	-	-	18,339	-	-	18,339	(104)	18,235
Dividend paid	-	-	-	-	-	-	-	-	(38,665)	-	(38,665)	(102)	(38,767)
Currency translation differences	-	-	-	-	-	-	(297)	-	-	-	(297)	(5)	(302)
Change in shareholding in minority interest	-	-	-	-	-	-	-	-	-	-	-	(795)	(795)
Transfers	-	-	-	-	-	3,215	-	(3,285)	-	70	-	-	-
Balance at 30 Jun 2005	**128,884**	**82,846**	**-**	**4,662**	**601**	**23,433**	**(4,011)**	**307,186**	**-**	**8,544**	**552,145**	**8,697**	**560,842**
Profit attributable to shareholders	-	-	-	-	-	-	-	27,097	-	-	27,097	(269)	26,828
Currency translation differences	-	-	-	-	-	-	12,233	-	-	-	12,233	252	12,485
Transfers	-	-	-	-	-	18	-	(23)	-	5	-	-	-
Balance at 30 Sep 2005	**128,884**	**82,846**	**-**	**4,662**	**601**	**23,451**	**8,222**	**334,260**	**-**	**8,549**	**591,475**	**8,680**	**600,155**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	< ---- Attributable to equity holders of the parent ---- >						
	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total Equity US$'000
Company							
Balance at 1 Jan 2004	**127,364**	**72,787**	**459**	**309**	**261,794**	**44,577**	**507,290**
Loss attributable to shareholders	-	-	-	-	(73)	-	(73)
6,305,000 ordinary shares at par value US$0.10 each issued on exercise of warrants	630	3,499	(158)	-	-	-	3,971
Balance at 31 Mar 2004	**127,994**	**76,286**	**301**	**309**	**261,721**	**44,577**	**511,188**
Loss attributable to shareholders	-	-	-	-	(3,532)	-	(3,532)
Dividend paid	-	-	-	-	-	(44,912)	(44,912)
Underprovision of dividend	-	-	-	-	(335)	335	-
2,921,000 ordinary shares at par value US$0.10 each acquired under the shares buy-back mandate and cancelled	(292)	-	-	292	(3,147)	-	(3,147)
6,400,621 ordinary shares at par value US$0.10 each issued on exercise of warrants	640	3,553	(160)	-	-	-	4,033
Balance at 30 Jun 2004	**128,342**	**79,839**	**141**	**601**	**254,707**	**-**	**463,630**
Loss attributable to shareholders	-	-	-	-	(826)	-	(826)
1,379,676 ordinary shares at par value US$0.10 each issued on exercise of warrants	138	765	(34)	-	-	-	869
Balance at 30 Sep 2004	**128,480**	**80,604**	**107**	**601**	**253,881**	**-**	**463,673**
Balance at 1 Jan 2005	**128,884**	**82,846**	**-**	**601**	**282,354**	**38,665**	**533,350**
Profit attributable to shareholders	-	-	-	-	387	-	387
Balance at 31 Mar 2005	**128,884**	**82,846**	**-**	**601**	**282,741**	**38,665**	**533,737**
Loss attributable to shareholders	-	-	-	-	(627)	-	(627)
Dividend paid	-	-	-	-	-	(38,665)	(38,665)
Balance at 30 Jun 2005	**128,884**	**82,846**	**-**	**601**	**282,114**	**-**	**494,445**
Profit attributable to shareholders	-	-	-	-	2,099	-	2,099
Balance at 30 Sep 2005	**128,884**	**82,846**	**-**	**601**	**284,213**	**-**	**496,544**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There is no change in the company's share capital in the quarter ended 30 September 2005.

During the quarter ended 30 Sept 2004, the company issued, as a result of the exercise of warrants, 1,379,676 ordinary shares of US$0.10 each at an exercise price of US$0.63. The warrants expired on 22 October 2004.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in paragraph 5 below, the Group and the Company have adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2004.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With effect from 1 January 2005, the Group and the Company have adopted the following new and revised Financial Reporting Standards ("FRS") :

FRS 39

Financial assets and liabilities, including derivative financial instruments, are classified and measured in accordance with the requirements under FRS 39.

FRS 103, FRS 36 (r2004) and FRS 38 (r2004)

FRS 103, FRS 36 (r2004) and FRS 38 (r2004) requires the allocation of the cost of acquisition to identifiable assets (including intangible assets), liabilities and contingent liabilities assumed in the business combination at their fair values. Liabilities for terminating or reducing the activities of the acquiree are included only when the acquiree, at the acquisition date, has an existing obligation in accordance with FRS 37. The acquirer has to recognise separately the acquiree's contingent liabilities, provided that their fair value can be measured reliably. Intangible assets have to be identified and recognised if the fair value could be measured reliably and the criterion in receiving future economic benefit is considered to be satisfied in a business combination situation.

Previously, FRS 22 did not require the recognition of contingent liabilities and FRS 38 did not include the presumption that future economic benefit is always satisfied for an intangible asset acquired as part of a business combination respectively. In addition, FRS 22 also allowed the recognition of liabilities for terminating or reducing the activities of the acquiree if certain conditions are met.

Negative goodwill arising on acquisitions must now be recognised immediately in the income statement. Previously, the Group capitalised and amortised negative goodwill over their estimated useful live. In accordance with the transitional provisions of FRS 103, any unamortised negative goodwill as at January 1, 2005 has been adjusted against opening retained earnings as at that date.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Earnings per ordinary share	Group		Group	
	Third Quarter		First Nine Months	
	2005	2004	2005	2004
(i) Based on weighted average number of ordinary shares in issue	2.10 US cts	1.35 US cts	5.76 US cts	4.09 US cts
**Weighted average number of ordinary shares	1,288,840,439	1,284,247,313	1,288,840,439	1,280,638,585
(ii) On a fully diluted basis	2.10 US cts	1.35 US cts	5.76 US cts	4.08 US cts
**Adjusted weighted average number of ordinary shares assuming the fully exercise of warrants outstanding during the year	1,288,840,439	1,285,889,898	1,288,840,439	1,282,403,743

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30/09/2005	31/12/2004	30/09/2005	31/12/2004
Net asset value per ordinary share based on existing issued share capital as at the end of the period	45.89 US cts	42.29 US cts	38.53 US cts	41.38 US cts
**Number of ordinary shares in issue	1,288,840,439	1,288,840,439	1,288,840,439	1,288,840,439

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

Third Quarter ("3Q") 2005 vs Third Quarter 2004

The Group increased its turnover in 3Q 2005 by 23.1% to US$164.7 million over the same period last year. This was mainly due to strong sales growth from Beverages and Other Snacks. Group profit before tax also rose 53.2% from US$19.2 million in 3Q 2004 to US$29.4 million as gross profit margin strengthened from higher turnover, shift in sales mix and gradual stabilization of most raw material prices. In addition, lower operating expense to sales ratio also contributed to the profit improvement.

By Product

Beverage segment continued to achieve significant sales growth of 47.6%. Core product Hot-Kid milk, in particular smaller sized items, was the key driver. Gross profit margin however was lower due to higher raw material cost such as milk powder and packaging materials. Additionally, the higher proportion of sales from lower margin smaller sized items also lowered overall margin. However, increase in selling prices for Hot-Kid milk in 3Q 2005 mitigated the margin decline. Led by higher sales volume, profit before tax increased 25.5% to US$12.3 million.

Other Snacks segment recorded 29.6% year-on-year sales growth from US$38.2 million to US$49.6 million. Main contributors were popsicles, ball cakes and candy products. Profit before tax increased 50.7% from US$7.2 million to US$10.9 million on account of higher sales volume.

Sales of Rice Crackers improved by 4.9% in 3Q 2005 over 3Q 2004. This was primarily due to higher sales contribution from higher margin core brand products. The slow down in sales volume decline of sub-brand products in 3Q 2005 after the increase in selling prices in 2Q 2005 also confirmed the Group's view that such market reaction to be short term phenomenon. Profit before tax was higher by US$4.4 million due mainly to increased sales from higher margin core brand products and improved gross profit margin from lower raw material cost.

Sales for "Others" segment increased by 7.5% due mainly to the additional revenue from Qianhe Hotel which was acquired in 1Q2005. Loss before tax however increased because of higher operating expense of Qianhe Hotel.

By Region

Geographically, PRC and, to a lesser extent, Taiwan, were the main sources of growth. In China, the combined effect of relatively stable raw material prices and changes in sales mix resulted in 26.6% and 74.1% increase in sales and profit before tax respectively. In Taiwan, sales increased by 13% due to stronger NT$ against US$, increase in selling prices for selected items, and sales from new beer product. Profit before tax however decreased by 19.4% as higher sales and promotion expenses were incurred for the beer launch.

For other regions, sales declined marginally by 1.5% as sales in Asia and Canada slowed down. In spite of this, profits before tax rose 10.9% because of shift in sales mix to higher margin rice crackers and lower operating cost.

First Nine Months 2005 vs First Nine Months 2004

With the higher festive orders in 1Q2005, and continuous steady growth in 2Q2005 and 3Q2005, Group turnover increased 24.2% year-on-year to US$479.1 million in the first nine months this year. As sales rose, sales mix shifted towards higher margin products together with relatively stable raw material prices and effective operating expense controls, Group profit before tax increased 41.3% to US$81.1 million. All product segments and geographical regions performed better in varying degrees.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on second quarter 2005 unaudited results.

10. Prospect

We continued to maintain year-on-year double digit growth in the third quarter. The Board believes that efforts made by the Group in improving its sales organization, human resource and strategies, have begun to yield steady results. In particular, the sub-brand rice crackers' sales volume, which had declined after the increase in selling prices, has also stabilized and begun to recover. This reaffirmed the strong leadership market position that we have established.

Barring unforeseen circumstances, with the results achieved in the first three quarters, the Board believes the Group's performance for the current financial year will be better than the prior year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Not Applicable

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Not Applicable

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect

Not Applicable

Want Want Holdings Ltd
3Q 2005 RESULT

14 Nov 2005

3Q Financials

Unit: USD'000

	2005	%	2004	%	YoY (%)
Turnover	164,660	100.0	133,715	100.0	23.1
Gross Profit	65,236	39.6	50,935	38.1	28.1
Profit Before Tax	29,400	17.9	19,194	14.4	53.2
Profit Attributable to Equity Holders	27,097	16.5	17,358	13.0	56.1
EPS (cents) *	2.10		1.35		55.6

* Based on 1,288,840,439 outstanding shares as at 30 Sep 2005 (2004: 1,284,802,185)

3Q Review

- Group sales increased 23.1% to US$164.7 million from higher sales, esp Beverages & Other Snacks
- PBT rose 53.2% to US$29.4 million as GP margin strengthened 1.5% from higher sales, shift in sales mix, stable raw material costs & lower op. expense/sales ratio
- Beverages: Sales climbed 47.6%. PBT improved 25.5% although GP margin declined due to higher raw material prices & shift of sales mix
- Other Snacks: Achieved growth of 29.6% in sales & 5[illegible].7% in PBT with higher sales volume
- Rice Crackers: Sales grew 4.9%. GP margin improved as sales shifted to higher margin core brands & raw material cost declined. Slow down in sales volume decline of sub-brand items. PBT jumped 110.5%

1st 9 Months Financials

Unit: USD'000

	2005	%	2004	%	YoY (%)
Turnover	479,096	100.0	385,679	100.0	24.2
Gross Profit	185,827	38.8	147,977	38.4	25.6
Profit Before Tax	81,113	16.9	57,422	14.9	41.3
Profit Attributable to Equity Holders	74,280	15.5	52,382	13.6	41.8
EPS (cents) *	5.76		4.08		41.2

* Based on 1,288,840,439 outstanding shares as at 30 Sep 2005 (2004: 1,284,802,185)

1st 9 Months Review

- Group sales increased 24.2% to US$479.1 million while PBT improved 41.3% to US$81.1 million
- All product segments/regions performed better
- Higher sales, shift in sales mix, stable overall raw material prices and improved cost efficiency led to higher PBT

1st 9 Months Turnover Breakdown

Turnover By Products



100%
80%
60%
40%
20%
0%
3.2%
30.0%
35.6%
3.3%
26.3%
39.5%
2005
2004
Rice Crackers
Snack Foods
Beverages
Others

Turnover By Regions



100%
80%
60%
40%
20%
0%
6.2%
86.9%
7.6%
85.4%
2005
2004
China
Taiwan
Others

1st 9 Months Profit Breakdown

Profit By Products



100%
80%
60%
40%
20%
0%
-20%
0.2%
38.5%
21.5%
45.0%
15.2%
-4.4%
2005
2004
Rice Crackers
Snack Foods
Beverages
Others

Profit By Regions



100%
80%
60%
20%
0%
5.3%
88.2%
5.0%
86.2%
2005
2004
China
Taiwan
Others

PRC 1st 9 Months Turnover Breakdown

Rice Crackers

	2005	2004
Sugar coated	42%	48%
Savory	35%	37%
Fried	12%	11%
Others	11%	4%
Total:	100%	100%
Core Brand	***66%***	***52%***
Non-Core Brand	***34%***	***48%***

Snack Foods

	2005	2004
Gummy Sweet	34%	40%
Jelly & Popsicle	31%	26%
Ball Cake	17%	16%
Others	18%	18%
Total:	100%	100%

Beverages

	2005	2004
Milk	98%	96%
Others	2%	4%
Total:	100%	100%



Liquidity Position as at 30 Sep

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash (05)	145,322	1,673	108	11,360	324	158,787
Cash (04)	137,711	1,405	233	12,743	750	152,842
Debt (05)	43,285	2,112	NA	103,600	884	149,881
Debt (04)	1,205	1,771	NA	55,000	450	58,426

Net Cash (Sep 05): 8,906

Financial Ratio

	30 Sep 05	31 Dec 04
Net Debt/Equity	net cash	net cash
A/R turnover ratio	23 days	29 days
Current ratio	350%	326%
Inventory turnover ratio	94 days	98 days
Average interest rate	4.0%	2.0%
Interest coverage ratio	32.4	55.8